INTERIM FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED DECEMBER 31, 2010

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

AMARC RESOURCES LTD.
Balance Sheets
(Expressed in Canadian Dollars)

	December 31,
	2010	March 31, 2010
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$4,798,710	$4,310,460
Amounts receivable and prepaid expenses	443,710	264,318
Available-for-sale financial assets (note 4)	59,001	45,376
Balance due from related parties (note 8)	–	29,870
	5,301,421	4,650,024

Equipments (note 5)	30,461	37,863
Mineral property interests (note 6)	2	2
	$5,331,884	$4,687,889

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$745,772	$32,999
Balances due to related parties (note 8)	488,871	–
	1,234,643	32,999

Shareholders' equity
Share capital	41,423,706	36,474,363
Contributed surplus (note 7(e))	1,852,377	1,852,377
Accumulated other comprehensive income (loss) (note 4)	11,000	(2,625)
Accumulated deficit	(39,189,842)	(33,669,225)
	4,097,241	4,654,890

Nature and continuance of operations (note 1)
Commitments (note 7(b))
Subsequent events (notes 7(b)(i), 8(b) and 9)
	$5,331,884	$4,687,889

The accompanying notes are an integral part of these interim financial statements.

Approved by the Board of Directors

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

AMARC RESOURCES LTD.
Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of outstanding shares)

	Three months ended		Nine months ended
	December 31		December 31
	2010	2009	2010	2009

Expenses
Amortization (note 5)	$2,948	$4,057	$8,843	$12,171
Exploration (schedule)	2,089,856	1,638,400	4,614,868	2,372,792
Legal, accounting, and audit	17,745	2,439	53,274	12,962
Management and consulting	1,803	525	3,215	525
Office and administration	58,211	22,927	149,170	110,181
Salaries and benefits	146,914	25,088	484,995	203,795
Shareholder communication	60,452	13,476	140,576	56,695
Stock-based compensation (note 7(c))	–	125,004	–	179,988
Travel	25,559	4,599	45,045	17,987
Trust and filing	3,598	5,627	18,309	13,628
	2,407,086	1,842,142	5,518,295	2,980,724

Other items
Foreign exchange loss (gain)	1,280	(2,779)	(949)	39,806
Tax on flow-through shares	18,000	–	18,000	–
Interest income	(4,012)	(3,882)	(14,729)	(19,118)
Loss for the period	$2,422,354	$1,835,481	$5,520,617	$3,001,412

Loss for the period	$2,422,354	$1,835,481	$5,520,617	$3,001,412
Unrealized income on available-for-sale- financial assets	(15,250)	(5,499)	(13,625)	(499)
Total comprehensive loss for the period	$2,407,104	$1,829,982	$5,506,992	$3,000,913

Basic and diluted loss per share	$0.03	$0.03	$0.06	$0.04

Weighted average number of common shares outstanding	87,325,886	72,839,473	85,005,837	72,787,473

The accompanying notes are an integral part of these interim financial statements.

AMARC RESOURCES LTD.
Statements of Shareholders' Equity
(Expressed in Canadian Dollars, except for number of shares)

	Nine months ended December 31, 2010		Year ended March 31, 2010
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	83,839,473	$36,474,363	72,739,473	$31,247,065
Common shares issued pursuant to the Newton property option agreement at fair value of $0.17 per share (note 7(b))	–	–	100,000	17,000
Private placement at $0.50 per share, net of issue costs (note 7(b))	–	–	11,000,000	5,210,298
Private placement at $0.80 per share, net of issue costs (note 7(b))	5,812,500	4,449,343	–	–
Exercise of share warrants at $0.10 per share (note 7(b))	5,000,000	500,000	–	–
Balance at end of the period	94,651,973	$41,423,706	83,839,473	$36,474,363

Contributed surplus
Balance at beginning of the period		$1,852,377		$1,713,992
Stock-based compensation		–		138,385
Balance at end of the period		$1,852,377		$1,852,377

Accumulated other comprehensive income/(loss)
Balance at beginning of the period		$(2,625)		$–
Unrealized gain (loss) on available-for-sale financial assets (note 4)		13,625		(2,625)
Balance at end of the period		$11,000		$(2,625)

Accumulated deficit
Balance at beginning of the period		$(33,669,225)		$(29,567,680)
Loss for the period		(5,520,617)		(4,101,545)
Balance at end of the period		$(39,189,842)		$(33,669,225)

Total Shareholders' Equity		$4,097,241		$4,654,890

The accompanying notes are an integral part of these interim financial statements.

AMARC RESOURCES LTD.
Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	December 31		December 31
Cash provided by (used in)	2010	2009	2010	2009

Operating activities
Loss for the period	$(2,422,354)	$(1,835,481)	$(5,520,617)	$(3,001,412)
Adjustments for:
Amortization	2,948	4,057	8,843	12,171
Foreign exchange loss	3,896	2,687	3,901	2,682
Stock-based compensation	–	125,004	–	179,988
Accrued interest on note payable to a related party (note 8(b))	449	–	449	–
Common shares received, included in exploration expenses	–	–	–	(48,001)
Common shares issued, included in exploration expenses	–	–	–	17,000
Changes in working capital:
Amounts receivable and prepaid expenses	(67,000)	147,701	(179,392)	(39,189)
Balances due to and due from related parties	(3,467)	(191,190)	145,712	83,977
Accounts payable and accrued liabilities	(33,625)	(148,088)	512,116	328,548
Cash (used in) operating activities	(2,519,153)	(1,895,310)	(5,028,988)	(2,464,236)

Investing activities
Proceeds from sale of equipment	–	34,148	–	34,148
Purchase of equipment	–	–	(1,441)	–
Cash provided by (used in) investing activities	–	34,148	(1,441)	34,148

Financing activities
Share subscription received	–	875,000	–	875,000
Restricted cash	–	(875,000)	–	(875,000)
Proceeds from issuance of shares (note 7(b))	5,150,000	2,297,100	5,150,000	2,297,100
Proceeds from issuance of a note to a related party (note 8(b))	872,580	–	872,580	–
Partial repayment of a note to a related party (note 8(b))	(500,000)	–	(500,000)	–
Cash provided by financing activities	5,522,580	2,297,100	5,522,580	2,297,100

Increase (decrease) in cash and equivalents	3,003,427	435,938	492,151	(132,988)
Cash and equivalents, beginning of period	1,799,179	2,402,431	4,310,460	2,971,352
	4,802,606	2,838,369	4,802,611	2,838,364
Effect of exchange rate fluctuations on cash held	(3,896)	(2,687)	(3,901)	(2,682)
Cash and equivalents, end of period	$4,798,710	$2,835,682	$4,798,710	$2,835,682
	–		–
Components of cash and equivalents are as follows:
Cash	$4,798,710	$2,835,682	$4,798,710	$2,835,682
	$4,798,710	$2,835,682	$4,798,710	$2,835,682

Supplementary cash flow information:
Interest received	$4,012	$3,882	$14,729	$19,118

Non cash investing and financing activities:
Issuance of common shares for property option fees	$–	$–	$–	$17,000
Common shares received, included in exploration expenses	$–	$–	$–	$48,000

The accompanying notes are an integral part of these interim financial statements.

AMARC RESOURCES LTD.
Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
British Columbia, Canada Properties	December 31		December 31
	2010	2009	2010	2009

Assays and analysis	$105,114	$130,097	$486,307	$187,652
Drilling	778,926	614,807	778,926	667,925
Engineering	–	450	–	450
Equipment rental	40,099	12,677	99,579	27,288
Freight	747	241	2,658	625
Geological	671,675	709,476	2,140,832	1,057,389
Graphics	15,444	2,050	52,114	15,608
Transportation	–	(13,000)	25,703	134,517
Mineral Exploration Tax Credit (METC-BC)	–	–	–	(252,086)
Property fees and assessments	108,492	31,243	159,292	43,327
Property option payments	–	–	–	77,000
Site activities	299,414	97,358	640,964	239,521
Sustainability	58,784	27,596	127,630	140,494
Travel and accommodation	11,161	25,405	100,863	33,082
Incurred during the period	2,089,856	1,638,400	4,614,868	2,372,792
Cumulative expenditures, beginning of the period	27,789,086	22,803,151	25,264,074	22,068,759
Cumulative expenditures, end of the period	$29,878,942	$24,441,551	$29,878,942	$24,441,551

The accompanying notes are an integral part of these interim financial statements.

AMARC RESOURCES LTD.
Notes to the Interim Financial Statements
For the three and nine months ended December 31, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia. Operating results for the three and nine months ended December 31, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2011. These interim financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These interim financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual consolidated financial statements. These interim financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended March 31, 2010, which are available on SEDAR at www.sedar.com.

All material intercompany balances and transactions have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company's March 31 fiscal year, the transition date for the Company is April 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

AMARC RESOURCES LTD.
Notes to the Interim Financial Statements
For the three and nine months ended December 31, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements", and 1602 "Non-Controlling Interests" which superseded current sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company will adopt this section in its next fiscal year, beginning April 1, 2011.

4.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at December 31, 2010 and March 31, 2010, the Company held common shares in the following companies which were classified as available-for-sale financial assets:

		Estimated
		Fair Value at	Estimated
		December 31,	Fair Value at
	Cost	2010	March 31, 2010
Falkirk Resources Corp.	$17,000	$16,000	$12,000
New High Ridge Resources Inc. (renamed to "Newton
Gold Corp." in February 2011) (note 6(a)(i))	5,000	4,000	2,375
Serengeti Resources Inc.	26,000	39,000	31,000
Tulox Resources Inc. (note 6(a)(iii))	1	1	1
Total	$48,001	$59,001	$45,376

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
December 31, 2010
Site equipment	$45,498	$27,277	$18,221
Computers	30,607	18,367	12,240
Total	$76,105	$45,644	$30,461

March 31, 2010
Site equipment	$44,057	$21,986	$22,071
Computers	30,607	14,815	15,792
Total	$74,664	$36,801	$37,863

AMARC RESOURCES LTD.
Notes to the Interim Financial Statements
For the three and nine months ended December 31, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	MINERAL PROPERTY INTERESTS

The Company has recorded the following royalty interests, in currently non-producing properties, at a nominal value:

	December 31,	March 31,
	2010	2010
Ana, Yukon Territory (note 6(b))	$1	$1
Mann Lake, Saskatchewan (note 6(b))	1	1
Total	$2	$2

(a)	British Columbia, Canada

(i)	Newton Property

In August 2009, the Company entered into an option agreement with New High Ridge Resources Inc. ("New High Ridge"), renamed to "Newton Gold Corp." in February 2011, whereby the Company has the right to earn an 80% interest in the Newton property by making a cash payment of $60,000 (paid), issuing 100,000 of the Company's common shares (issued) to the underlying owners and funding exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed) and an additional $4,700,000 over seven years from the effective date of the agreement.

The agreement is subject to an underlying option agreement with arm's length parties, whereby New High Ridge has the right to acquire a 100% undivided interest in all the claims held under the agreement through a series of staged payments and share issuances, which payments and share issuances have been completed, and exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed). The claims held under the Newton agreement are subject to a 2% net smelter royalty, which may be purchased by New High Ridge for $2,000,000. Annual advance royalty payments of $25,000 are required starting in 2011 (paid on January 2011).

In consideration of the Company agreeing to issue to the underlying owners 100,000 common shares, New High Ridge has agreed to issue to the Company 100,000 common shares (issued).

(ii)	The Plateau Gold-Copper Belt

During the period ended December 30, 2010, the Company acquired, by staking claims, a 100% interest in approximately 3,000 square kilometers of minerals properties over the Plateau Gold- Copper Belt, which extends primarily to the south, and also to the north, from the Newton property.

(iii)	Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), an unrelated British Columbia company, whereby Tulox may acquire a 50% interest in the property for consideration of 1,600,000 Tulox's common shares (250,000 shares issued) and by incurring $1,000,000 in expenditures on the property over three years. Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty following the commencement of commercial production on the property. In addition, the Company receives a "back-in right" whereby the Company can acquire a 60% interest in the property by agreeing, within 90 days of the completion of a pre-feasibility study, to fund a further $10,000,000 of exploration expenditures on the property. However, upon exercise of the "back-in right", the Company's entitlement to NSR will reduce to 1.2% from 3%.

AMARC RESOURCES LTD.
Notes to the Interim Financial Statements
For the three and nine months ended December 31, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In April 2010, pursuant to the Tulox property agreement, the Company received 250,000 common shares of Tulox Resources Inc. (note 4), which the Company has recorded at a nominal value of $1.

In July 2010, the Tulox property agreement was amended, whereby Tulox agreed to issue an additional 100,000 common shares to the Company (issued) and a further 175,000 common shares on or before November 15, 2010 (issued).

(b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each (note 6). The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preference shares.

(b)	Share issuances.

(i) December 2010

In December 2010, the Company initiated a brokered and non-brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow-through shares at a price of $0.80 per share and 8,076,923 non-flow-through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000. The private placement was completed as follows:

Flow-through shares

At December 31, 2010, the flow-through shares were fully paid-up and were deemed as issued and outstanding. In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds on eligible exploration activities by December 31, 2011. The Company is subject to a tax, calculated monthly, on the portion of the proceeds remaining unspent each month after February 2011.

Non-flow-through shares

Subsequent to December 31, 2010, the Company completed the private placement of 8,076,923 non-flow-through shares in January 2011.

AMARC RESOURCES LTD.
Notes to the Interim Financial Statements
For the three and nine months ended December 31, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii) October 2010

In October 2010, pursuant to the exercise of 5,000,000 share warrants (the "Warrants") the Company issued 5,000,000 flow-through shares for aggregate gross proceeds of $500,000. Prior to the exercise of the Warrants, the Company and the holders of the Warrants (the "Holders") agreed to amend the terms of the Warrants whereby the Holders were entitled to acquire flow through shares instead of non-flow through shares as had been originally stipulated in the terms of the Warrants. Consequently, the Company also entered into flow through share agreements with the Holders, whereby the Company agreed to spend the proceeds from the issuance of the flow- through shares on eligible exploration activities before December 31, 2011(completed).

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the nine month period ended December 31, 2010 was:

	Exercise	March 31,			Expired/	December 31,
Expiry date	price	2010	Granted	Exercised	Cancelled	2010
July 19, 2011	$0.70	1,615,200	–	–	(23,000)	1,592,200
April 28, 2012	$0.70	70,000	–	–	–	70,000
March 30, 2013	$0.51	50,000	–	–	–	50,000
Total		1,735,200	–	–	(23,000)	1,712,200
Weighted average exercise price		$0.69	–	–	$0.70	$0.69

The continuity of share purchase options for the year ended March 31, 2010 was:

	Exercise	March 31,			Expired/	March 31,
Expiry date	price	2009	Granted	Exercised	Cancelled	2010
July 19, 2011	$0.70	1,713,600	–	–	(98,400)	1,615,200
April 28, 2012	$0.70	–	70,000	–	–	70,000
March 30, 2013	$0.51	–	50,000	–	–	50,000
Total		1,713,600	120,000	–	(98,400)	1,735,200
Weighted average exercise price	–	$0.70	$0.62	–	$0.70	$0.69

AMARC RESOURCES LTD.
Notes to the Interim Financial Statements
For the three and nine months ended December 31, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three and nine months ended December 31, 2010, and which have been reflected in the statements of operations, is as follows:

	Three months ended December 31			Nine months ended December 31
	2010	2009		2010	2009
Exploration:
Engineering	$–	$1,693	$	– $	5,409
Environmental, socioeconomic and land	–	3,644		–	4,258
Geological	–	45,184		–	55,533
Exploration	–	50,521		–	65,200
Administration	–	74,483		–	114,788
Total compensation cost recognized in operations, credited to contributed surplus	$–	$125,004	$	– $	179,988

The fair value of options was estimated using the Black-Scholes option pricing model, based upon the following assumptions: risk free interest rate of 2.4%; weighted average expected life of 3.0 years; expected volatility of 85%; and expected dividends of nil.

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the nine months ended December 30, 2010 was:

Expiry date	Exercise Price	March 31, 2010	Issued	Exercised (note 7(b))	Expired/ Cancelled	December 31, 2010

February 9, 2011	$0.10	5,000,000	–	5,000,000	–	–

Weighted average exercise price		$0.10	–	5,000,000	–	–

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2010 was:

	Exercise	March 31,			Expired/	March 31,
Expiry date	Price	2009	Issued	Exercised	Cancelled	2010
February 9, 2011	$0.10	5,000,000	–	–	–	5,000,000
Weighted average exercise price		$0.10	–	–	–	$0.10

(e)	Contributed surplus

The components of contributed surplus were:

	December 31,	March 31,
	2010	2010
Fair value of warrants	$982,110	$982,110
Cumulative stock-based compensation	1,275, 363	1,275, 363
Contributed surplus transferred to share capital relating to options exercised	(405,096)	(405,096)
Total	$1,852,377	$1,852,377

AMARC RESOURCES LTD.
Notes to the Interim Financial Statements
For the three and nine months ended December 31, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances due (to) from related parties	December 31,	March 31,
	2010	2010
Hunter Dickinson Services Inc. (a)	$(115,842)	$29,870
United Mineral Services Ltd. (b)	$(373,029)	–
Total	$(488,871)	$29,870

Related party transactions	Three months to December 31		Nine months to December 31
	2010	2009	2010	2009
Hunter Dickinson Services Inc. (a)
Services received and expenses reimbursed	$639,980	$299,923	$2,120,636	$1,143,735

United Mineral Services Ltd. (b)
Proceeds from loan against a promissory note	872,580	–	872,580	–
Partial repayment of the promissory note	500,000	–	500,000	–
Interest accrued on the promissory note	499	–	499	–

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company which until recently was owned equally by several public companies, one of which was the Company. In March 2010, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and pursuant to an agreement dated July 2, 2010, provides geological, corporate development, administrative and management services to the Company at annually set rates. HDSI also incurs third party costs on behalf of the Company. Prior to July 2, 2010, HDSI had provided services to the Company on a full cost recovery basis, pursuant to an agreement dated June 1, 2008.

(b)

United Mineral Services Ltd. ("UMS") is a private company controlled by a director of Amarc. Pursuant to a loan agreement dated December 6, 2010, the Company received a loan of $872,580 from UMS against a promissory note payable on demand and bearing interest at a rate of 1% per annum, calculated monthly and payable quarterly. On December 20, 2010, the Company made a partial repayment of $500,000 against the principal amount of the loan. Subsequent to December 31, 2010, the loan was fully repaid, along with accrued interest, on January 6, 2011.

9.	SUBSEQUENT EVENTS

In addition to issuance of non-flow through shares (note 7(b)(i)) and the repayment of a related party loan (note 8(b)) in January 2011, there were no significant events subsequent to December 31, 2010 requiring disclosure in these interim financial statements.